Exhibit 99.70

ELEMENTAL ALTUS ROYALTIES ANNOUNCES RECORD QUARTERLY REVENUE, EBITDA AND OPERATING CASH FLOW

May 20, 2025 – Vancouver, BC: Elemental Altus Royalties Corp. (“Elemental Altus” or the “Company”) (TSX-V: ELE, OTCQX: ELEMF) announces its operating and financial results for the three months ended March 31, 2025.

For complete details, please refer to the Financial Statements and associated Management Discussion and Analysis for the three months ended March 31, 2025, available on SEDAR+ (www.sedarplus.ca) and the Company’s website (www.elementalaltus.com). All amounts are in U.S. dollars unless otherwise indicated.

Financial Highlights

•	Royalty revenue of US$11.6 million and adjusted revenue[1] of US$13.3 million, up 179% on Q1 2024

•	Attributable Gold Equivalent Ounces[1] (“GEOs”) of 4,606 ounces, up 102% on Q1 2024

•	Adjusted EBITDA[1] of US$11.5 million, up 259% on Q1 2024

•	Operating Cash Flow plus Caserones dividends of US$3.3 million, up 182% on Q1 2024 with the majority of royalty revenue received post quarter end

•	Final US$3 million of the Company’s Revolving Credit Facility (“RCF”) fully paid down in the quarter

•	Over US$22 million cash on hand as of May 20, 2025 alongside the Company’s US$50 million undrawn RCF

Financial Performance for the 3 months ended March 31, 2025 and 2024

	Three months ended March,
	2025	2024
	$’000	$’000
Total revenue	11,639	3,327
Adjusted revenue*	13,261	4,747
Cash flows from operations	2,372	175
Adjusted cash flows from operations*	3,294	1,170
Total net profit / (loss)	3,448	(1,014)
Adjusted EBITDA*	11,471	3,199

	2025	2024
	GEO	GEO
Total attributable GEOs	4,606	2,283

Frederick Bell, CEO of Elemental Altus, commented:

“Elemental Altus has delivered a standout first quarter, with adjusted revenue of US$13.3 million—up 179% year-on-year; and adjusted EBITDA of US$11.5 million, reflecting the growing scale and profitability of our portfolio. This includes maiden revenue of US$6.6 million from our Korali-Sud royalty, which is proving to be a significant contributor in 2025 and will continue to offer long-term uncapped exploration upside from a world- class geological district.

1 Elemental Altus Royalties Corp. | 1020 - 800 West Pender Street | Vancouver, BC | V6C 2V6 | Canada

With over US$22 million in cash on hand, a fully repaid credit facility, and an undrawn US$50 million credit line, we are in the strongest financial position in the Company’s history. As additional royalty revenue, including from Wahgnion, is recognised in upcoming periods, we remain well positioned to build on this momentum through 2025.”

Outlook

•	Company remains on track to meet record guidance of 11,600 to 13,200 GEOs, translating to record adjusted revenue of US$30.1 million to US$34.3 million, based on a gold price of US$2,600/oz and a copper price of US$4.00/lb. Production is anticipated to be weighted towards the first half of the year, driven by first gold sales from the Korali-Sud royalty

•	This guidance represents a 38% increase in GEOs and 50% year-on-year increase in adjusted revenue at the mid-point of guidance, with full exposure to higher gold prices

•	Elemental Altus is in a net cash position, with flexibility for new acquisitions utilising the $50 million RCF and the strong free cash flow being generated

•	Elemental Altus has a Normal Course Issuer Bid (“NCIB”) in place to purchase up to 12,288,129 common shares in the capital of the Company

Investor Webcast

An investor webcast will be held on Tuesday, May 20, 2025 starting at 11am Eastern Time (8am Pacific Time) to discuss these results, followed by a question-and-answer session. To register for the investor webcast, please click the link below:

https://us02web.zoom.us/webinar/register/WN_WCPOfEbzSMi3ULMDO8FSeQ

Asset Update Karlawinda

•	Q1 2025 gold production from Karlawinda was 30,599 ounces (Q1 2024: 26,017 ounces)

•	Approved major expansion targeting annual production of 150koz with over 10+ year mine life remaining

•	Capricorn maintained guidance of 110,000 to 120,000 ounces of production for the year to June 2025

•	Capricorn announced the approval of a major expansion study for Karlawinda, targeting a throughput increase of between 2.0 and 2.5 million tonnes per annum (“Mtpa”), an approximate 50% increase in throughput on the current 4.5 Mtpa, targeting annual production of 150,000 ounces

•	Elemental Altus’ uncapped 2% NSR royalty will provide up to approximately 3,000 GEOs annually to the Company based on the higher 150,000 ounce production rate

Caserones

•	In Q1 2025, the Company accrued adjusted royalty revenue of $1.6 million (Q1 2024: $1.4 million), based on reported sales of 28,709 tonnes of copper

•	Production was positively impacted by higher mill throughput

•	Revenue increased due to higher sales volumes as two shipments delayed from December 2024 were completed in the quarter

•	Lundin Mining Corp. has copper production guidance of 115-125kt for 2025

2 Elemental Altus Royalties Corp. | 1020 - 800 West Pender Street | Vancouver, BC | V6C 2V6 | Canada

Korali-Sud (Diba)

•	Q1 2025 gold sales from Korali-Sud was 80,574 ounces (Q1 2024: nil)

•	2025 revenue expected to be heavily weighted towards H1 2025

•	The Company expects to receive the US$1 million milestone payment due following commercial production with further milestone payments linked to production over the course of 2025

•	Allied Gold has settled terms for a definitive protocol agreement with the Government of Mali, which includes the advancement of the Korali-Sud deposit and the issuance of a ten-year exploitation permit for Sadiola

Bonikro

•	Royalty attributable sales in Q1 2025 were 18,498 ounces (Q1 2024: 21,407 ounces)

•	The Company acquired a further 2.25% NSR royalty on Bonikro in October 2024, totalling 4.5% NSR

•	Stripping at Pushback 5 is expected to expose higher-grade materials in H2 2025, 2026, and 2027

Wahgnion

•	The Wahgnion mine is currently undergoing an external audit, during which royalty payments to royalty holders have been temporarily paused and the Q1 2025 royalty statement has not yet been provided

•	The Company received all royalty statements from Wahgnion management for the 2024 financial year and received payment for the first two quarters of 2024, but has not yet received payment for the second half of 2024. In addition, the Company has not yet received the royalty statement for Q1 2025 and therefore, the Company has not yet received the necessary information to support the recognition of royalty income for Q1 2025. Royalty revenue earned in Q1 2025 will be recognised in a subsequent reporting period once the royalty statement is received. As at March 31, 2025, the accrued income balance includes $1.1 million in post-tax royalty receivables from Wahgnion

•	The Company is in active communication with Wahgnion’s management and external auditors and, based on such communications, expects royalty statements and payment to be received in full in 2025

Portfolio Payments

•	Post quarter end, the Company received A$15 million in cash and shares of Firefly Metals Ltd (“Firefly”) relating to the Company’s former Ming gold stream

•	The Company sold the Firefly shares for a total net consideration of A$7.6 million on April 24, 2025

•	The Company expects to have received a total of approximately US$12.8 million as a result of stream revenue and the secured creditor claim in relation to the Company’s Ming stream with a final US$0.1 million cash distribution to be received shortly

•	The US$9.6 million received post quarter end contributes towards up to US$15 million in portfolio payments the Company expects to receive across the portfolio in 2025

3 Elemental Altus Royalties Corp. | 1020 - 800 West Pender Street | Vancouver, BC | V6C 2V6 | Canada

Frederick Bell

CEO and Director

Corporate & Media Inquiries:

Tel: +1 604 646 4527

Email: info@elementalaltus.com

Elemental Altus is a proud member of Discovery Group. For more information please visit: www.discoverygroup.ca or contact 604-646-4527.

TSX.V: ELE | OTCQX: ELEMF | ISIN: CA28619K1093 | CUSIP: 28619K109

About Elemental Altus Royalties Corp.

Elemental Altus is an income generating precious metals royalty company with 10 producing royalties and a diversified portfolio of pre-production and discovery stage assets. The Company is focused on acquiring uncapped royalties and streams over producing, or near-producing, mines operated by established counterparties. The vision of Elemental Altus is to build a global gold royalty company, offering investors superior exposure to gold with reduced risk and a strong growth profile.

Qualified Person

Richard Evans, FAusIMM, is Senior Vice President Technical for Elemental Altus, and a qualified person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

Notes

1. Non-IFRS Measures

The Company has included certain performance measures which are non-IFRS and are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standard meaning under IFRS and other companies may calculate measures differently.

Royalty revenue is received at zero cost. Distributions from associates related to Elemental Altus’ effective royalty on Caserones are received net of Chilean taxes and have no other costs.

Adjusted Revenue and cash flow from operating activities

Adjusted revenue is a non-IFRS financial measure, which is defined as including gross royalty revenue from associated entities holding royalty interests related to Elemental Altus’ effective royalty on the Caserones copper mine. Management uses adjusted revenue to evaluate the underlying operating performance of the Company for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS such as revenue, investors may use adjusted revenue to evaluate the results of the underlying business, particularly as the adjusted revenue may not typically be included in operating results. Management believes that adjusted revenue is a useful measure of the Company performance because it adjusts for items which management believes reflect the Company’s core operating results from period to period. Adjusted revenue is intended to provide additional information to investors and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. It does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

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Adjusted depletion, adjusted tax expense and adjusted cash flow from operating activities are non-IFRS measures which include depletion, tax and dividends from the Caserones royalty asset in line with the recognition of adjusted revenue as described above.

Gold Equivalent Ounces

Elemental Altus’ adjusted royalty, streaming, and other revenue is converted to an attributable gold equivalent ounce, or GEO, basis by dividing the royalty and other revenue from associates in a period by the average gold price for the same respective period, plus the net gold ounces received in the period from streaming investments. The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently. The production forecast was derived using information that is available in the public domain as at the date hereof, which included guidance and estimates prepared and issued by management of the operators of the mining operations in which Elemental Altus holds an interest. The production forecast is sensitive to the performance and operating status of the underlying mines. None of the information has been independently verified by Elemental Altus and may be subject to uncertainty. There can be no assurance that such information is complete or accurate.

Adjusted EBITDA

Adjusted EBITDA excludes the effects of certain other income/expenses and unusual non-recurring items. Adjusted EBITDA is comprised of earnings before interest, taxes, depletion, including depletion and taxes relating to share of profit from associate, and share-based compensation. Management believes that this is a useful measure of the Company’s performance because it adjusts for items which may not relate to underlying operating performance of the Company and/or are not necessarily indicative of future operating results.

On behalf of Elemental Altus Royalties Corp.

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX- V.) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary note regarding forward-looking statements

This news release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology.

Forward-looking statements and information include, but are not limited to, statements with respect to the date that the name change is expected to become effective, whether shareholders will be required by their broker to exchange their issued certificate for a new certificate or take any other action in connection to the name change, the Company’s ability to deliver a materially increased revenue profile with a lower cost of capital, the future growth, development and focus of the Company, and the acquisition of new royalties and streams. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

5 Elemental Altus Royalties Corp. | 1020 - 800 West Pender Street | Vancouver, BC | V6C 2V6 | Canada

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Elemental Altus to control or predict, that may cause Elemental Altus’ actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the impact of general business and economic conditions, the absence of control over the mining operations from which Elemental Altus will receive royalties, risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID- 19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Elemental Altus’ expectations; accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. For a discussion of important factors which could cause actual results to differ from forward-looking statements, refer to the annual information form of Elemental Altus for the year ended December 31, 2024. Elemental Altus undertakes no obligation to update forward-looking statements and information except as required by applicable law. Such forward-looking statements and information represents management's best judgment based on information currently available. No forward-looking statement or information can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

6 Elemental Altus Royalties Corp. | 1020 - 800 West Pender Street | Vancouver, BC | V6C 2V6 | Canada